FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2018 power generation of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant on January 19, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

POWER GENERATION WITHIN CHINA INCREASES BY 9.12% FOR THE WHOLE YEAR OF 2018

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the fourth quarter of 2018, the Company’s total power generation by power plants within China on consolidated basis amounted to 103.707 billion kWh, representing an increase of 3.49% over the same period last year. Total electricity sold by the Company amounted to 97.953 billion kWh, representing an increase of 4.05% over the same period last year. For the whole year of 2018, the Company’s total power generation by the power plants within China on consolidated basis amounted to 430.457 billion kWh, representing an increase of 9.12% over the same period last year, and the total electricity sold by the Company amounted to 405.943 billion kWh, representing an increase of 9.30% over the same period last year. For the whole year of 2018, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB418.48 per MWh, representing an increase of 1.08% over the same period last year. For the whole year of 2018, the Company’s market based electricity sold amounted to 175.233 billion kWh, with a ratio of 43.48% comparing to the corresponding total electricity sold, representing an increase of 10.01 percentage points compared to the same period last year (33.47%).
The increase in the Company’s power generation was mainly attributable to：

1.
The growth of the national total electricity consumption was better than those anticipated at the beginning of the year, especially the electricity consumption by the tertiary industry and urban and rural residents maintained at a double-digit growth;

2.	Affected by factors such as increased demand and reduced water supply, the Company’s thermal power utilization hours rebounded significantly; and

3.	The new gas, wind-power and photovoltaic units contributed to the growth of power generation.

The power generation (in billion kWh) in each region of the Company’s power plants within China are listed below:

Region	Power Generation				Electricity Sold
	October to December 2018	Change	January to December 2018	Change	January to December 2018	Change	January to December 2018	Change
Heilongjiang Province	3.676	10.23%	13.398	1.72%	3.463	11.56%	12.562	1.97%
Coal-fired	3.324	8.53%	12.282	0.26%	3.118	9.92%	11.466	0.47%
Wind-power	0.323	18.40%	1.039	12.74%	0.316	18.06%	1.021	12.50%
PV	0.030	–	0.077	–	0.029	–	0.076	–
Jinlin Province	2.362	0.34%	10.053	16.94%	2.219	-0.19%	9.504	17.18%
Coal-fired	2.018	-1.03%	8.743	17.40%	1.888	-1.51%	8.243	17.61%
Wind-power	0.265	7.32%	0.975	13.39%	0.259	5.49%	0.949	13.58%
Hydro-power	0.002	–	0.076	21.38%	0.002	–	0.074	20.91%
PV	0.013	168.86%	0.039	231.73%	0.013	169.35%	0.038	231.41%
Biomass power	0.064	1.72%	0.220	2.40%	0.058	2.54%	0.199	3.23%
Liaoning Province	4.320	-14.53%	19.548	-0.79%	3.989	-15.06%	18.168	-1.23%
Coal-fired	4.178	-14.98%	18.984	-1.40%	3.850	-15.49%	17.612	-1.87%
Wind-power	0.082	-15.05%	0.350	5.02%	0.082	-15.08%	0.348	5.07%
Hydro-power	0.024	123.12%	0.059	50.06%	0.024	123.18%	0.058	49.80%
PV	0.036	8.17%	0.155	95.97%	0.033	1.12%	0.151	93.96%
Inner Mongolia	0.068	-8.75%	0.243	6.38%	0.067	-8.57%	0.240	6.39%
Wind-power	0.068	-8.75%	0.243	6.38%	0.067	-8.57%	0.240	6.39%
Hebei Province	3.448	24.09%	13.423	0.17%	3.243	24.42%	12.601	0.13%
Coal-fired	3.377	25.60%	13.125	-0.05%	3.174	25.99%	12.315	-0.23%
Wind-power	0.060	-26.68%	0.241	5.36%	0.057	-27.28%	0.231	13.54%
PV	0.012	31.86%	0.057	43.20%	0.011	33.77%	0.055	46.22%
Gansu Province	3.031	10.61%	11.820	18.97%	2.876	10.84%	11.220	19.19%
Coal-fired	2.559	9.64%	9.819	17.84%	2.415	9.70%	9.273	17.90%
Wind-power	0.472	16.22%	2.000	24.88%	0.461	17.23%	1.947	25.78%
Ningxia	0.004	22.87%	0.022	111.02%	0.004	23.30%	0.021	115.47%
PV	0.004	22.87%	0.022	111.02%	0.004	23.30%	0.021	115.47%
Beijing	2.288	26.56%	8.521	37.98%	2.142	49.43%	8.086	45.39%
Coal-fired	0.945	612.83%	1.692	26.36%	0.839	624.58%	1.499	28.90%
Combined Cycle	1.343	-19.82%	6.829	41.20%	1.303	-1.10%	6.588	49.74%

Region	Power Generation				Electricity Sold
	October to December 2018	Change	January to December 2018	Change	October to December 2018	Change	January to December 2018	Change
Tianjin	1.861	3.07%	7.504	3.18%	1.752	3.22%	7.042	2.93%
Coal-fired	1.220	-4.45%	5.793	2.39%	1.129	-4.69%	5.380	2.09%
Combined Cycle	0.640	21.27%	1.708	5.84%	0.623	21.46%	1.659	5.64%
PV	0.001	6.45%	0.003	111.87%	0.001	6.51%	0.003	112.26%
Shanxi Province	3.390	41.50%	10.916	11.24%	3.177	41.85%	10.196	11.00%
Coal-fired	2.499	50.17%	8.807	25.19%	2.309	51.00%	8.143	25.36%
Combined Cycle	0.872	21.92%	2.033	-25.88%	0.849	22.29%	1.977	-25.89%
PV	0.019	16.12%	0.076	116.85%	0.019	16.14%	0.076	242.30%
Shandong Province	25.001	12.27%	97.700	9.20%	23.749	13.86%	91.654	9.39%
Coal-fired	24.728	12.01%	96.481	8.59%	23.495	13.67%	90.491	8.81%
Wind-power	0.189	45.66%	0.835	89.49%	0.173	35.22%	0.785	78.58%
PV	0.083	33.67%	0.384	105.94%	0.082	32.38%	0.378	104.27%
Henan Province	6.290	5.95%	27.074	21.89%	5.925	5.78%	25.516	21.93%
Coal-fired	5.843	1.14%	25.201	21.90%	5.502	0.91%	23.689	21.83%
Combined Cycle	0.400	216.31%	1.750	22.90%	0.391	216.28%	1.712	22.86%
Wind-power	0.043	49.18%	0.098	15.29%	0.027	30.51%	0.090	17.28%
PV	0.006	10.76%	0.025	98.97%	0.006	10.79%	0.025	98.90%
Jiangsu Province	10.264	5.63%	42.653	-0.21%	9.570	3.91%	40.445	-0.02%
Coal-fired	8.594	8.77%	34.804	-4.45%	7.933	6.56%	32.762	-4.75%
Combined Cycle	1.235	-10.47%	6.009	15.59%	1.212	-10.46%	5.892	17.61%
Wind-power	0.412	-2.60%	1.747	62.49%	0.402	1.07%	1.701	69.37%
PV	0.023	70.65%	0.093	110.43%	0.023	69.34%	0.090	107.50%
Shanghai	3.340	-24.10%	18.180	-1.64%	3.149	-24.33%	17.185	-1.74%
Coal-fired	3.048	-29.08%	16.325	-3.60%	2.864	-29.49%	15.373	-3.78%
Combined Cycle	0.292	184.68%	1.855	19.69%	0.285	185.63%	1.813	19.78%
Chongqing	2.243	18.93%	9.951	16.32%	2.078	19.45%	9.224	1.631%
Coal-fired	1.974	10.53%	8.558	15.84%	1.822	10.71%	7.873	16.01%
Combined Cycle	0.244	151.53%	1.360	15.79%	0.238	152.18%	1.327	16.01%
Wind-power	0.025	–	0.032	–	0.019	–	0.024	–
Zhejiang Province	5.550	-21.33%	27.090	-1.81%	5.327	-21.44%	26.002	-1.83%
Coal-fired	5.318	-23.88%	26.356	-2.71%	5.098	-24.06%	25.281	-2.76%
Combined Cycle	0.222	277.37%	0.674	50.05%	0.217	277.35%	0.660	50.73%
PV	0.012	7.01%	0.062	24.66%	0.012	7.72%	0.061	23.79%

Region	Power Generation				Electricity Sold
	October to December 2018	Change	January to December 2018	Change	October to December 2018	Change	January to December 2018	Change
Hubei Province	4.553	21.88%	17.519	18.89%	4.283	22.37%	16.386	18.46%
Coal-fired	4.347	21.16%	16.736	18.31%	4.081	21.60%	15.674	18.61%
Wind-power	0.159	114.66%	0.458	75.31%	0.156	114.61%	0.396	38.24%
Hydro-power	0.043	-38.55%	0.303	-9.85%	0.041	-38.14%	0.294	-9.53%
PV	0.004	11.08%	0.022	271.80%	0.004	7.17%	0.022	269.60%
Hunan Province	2.704	-1.82%	11.410	22.58%	2.537	-1.74%	10.696	22.81%
Coal-fired	2.481	-4.67%	10.509	23.98%	2.317	-4.72%	9.808	24.33%
Wind-power	0.126	3.68%	0.545	2.54%	0.124	3.80%	0.539	2.52%
Hydro-power	0.092	268.93%	0.325	13.95%	0.091	272.64%	0.319	14.04%
PV	0.005	-7.24%	0.032	98.30%	0.004	-19.83%	0.031	93.50%
Jiangxi Province	5.106	-1.42%	21.106	6.59%	4.894	-1.34%	20.188	6.73%
Coal-fired	4.991	-1.72%	20.720	6.10%	4.781	-1.64%	19.812	6.12%
Wind-power	0.115	13.38%	0.385	41.32%	0.113	13.09%	0.376	53.35%
Anhui Province	1.603	2.50%	6.151	3.59%	1.538	2.91%	5.873	3.45%
Coal-fired	1.512	-0.21%	5.776	1.09%	1.447	-0.02%	5.506	0.94%
Wind-power	0.089	163.98%	0.298	136.37%	0.088	179.92%	0.290	133.56%
Hydro-power	0.002	-86.46%	0.077	-22.01%	0.002	-86.91%	0.077	-22.07%
Fujian Province	2.712	-12.41%	12.495	20.37%	2.570	-12.21%	11.800	20.52%
Coal-fired	2.710	-12.41%	12.482	20.34%	2.568	-12.21%	11.787	20.44%
PV	0.002	-10.95%	0.012	69.23%	0.002	-15.00%	0.012	199.78%
Guangdong Province	5.259	-18.43%	25.648	19.58%	5.059	-18.01%	24.539	19.76%
Coal-fired	5.254	-18.44%	25.626	19.61%	5.054	-18.02%	24.517	19.78%
PV	0.005	-4.63%	0.022	-1.37%	0.005	-4.66%	0.022	-1.33%
Guangxi	0.076	156.35%	0.339	1052.18%	0.072	–	0.325	–
Combined Cycle	0.076	156.35%	0.339	1052.18%	0.072	–	0.325	–
Yunnan Province	0.997	5.90%	4.450	20.66%	0.932	8.41%	4.146	22.00%
Coal-fired	0.809	-2.73%	3.885	18.80%	0.750	-1.12%	3.596	19.99%
Wind-power	0.188	71.30%	0.565	35.17%	0.182	79.10%	0.549	36.94%
Guizhou Province	0.060	304.92%	0.197	240.83%	0.059	400.00%	0.194	260.17%
Wind-power	0.060	304.92%	0.197	240.83%	0.059	400.00%	0.194	260.17%

Region	Power Generation				Electricity Sold
	October to December 2018	Change	January to December 2018	Change	October to December 2018	Change	January to December 2018	Change
Hainan Province	3.521	23.73%	13.044	11.99%	3.278	24.04%	12.129	12.21%
Coal-fired	3.432	24.74%	12.635	11.54%	3.190	25.11%	11.725	11.72%
Combined Cycle	0.001	-91.18%	0.024	21.22%	0.001	-90.96%	0.023	21.34%
Wind-power	0.038	-23.97%	0.097	-16.50%	0.037	-23.90%	0.095	-16.47%
Hydro-power	0.032	7.25%	0.228	48.80%	0.031	7.31%	0.226	49.20%
PV	0.019	106.82%	0.060	97.20%	0.019	106.95%	0.059	97.67%
Total	103.707	3.49%	430.457	9.12%	97.953	4.05%	405.943	9.30%

For the fourth quarter of 2018, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 22.1% in Singapore, which is the same compared to the same period last year. The accumulated power generation in 2018 accounted for a market share of 21.1%, representing a decrease of 0.8 percentage point compared to the same period last year.

The Company's wholly-owned Chongqing Fengjie Jinfengshan Wind Farm (76 MW), Henan Tangyin Wind Farm (151.8 MW) and Jiangxi Gaolongshan Wind Farm (42.6 MW) were put into operation in the fourth quarter of 2018. At the same time, the installed capacity of power plants invested by the Company changed in the fourth quarter of 2018.

Based on the above, as of 31 December 2018, the Company had a controlled installed capacity of 105,991 MW and an equity-based installed capacity of 93,755 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
19 January 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:     January 21, 2019